Exhibit 99.1

Arris Resources Inc.

Management’s

 Discussion &

 Analysis

2nd Quarter Report

For the period ending June 30, 2009

1250 West Hastings Street

Vancouver, BC

V6E 2M4

Tel:  (604) 687-0879  /  Fax:  (604) 408-9301

Management’s Discussion and Analysis

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of August 24, 2009.  MD&A provides a detailed analysis of the Company’s business and compares its results with those of the previous year and should be read in conjunction with the Company’s consolidated financial statements for the period ended June 30, 2009 and the Company’s audited consolidated financial statements for the year ended December 31, 2008.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in the oil and gas sector in Alberta, Canada.

The resource exploration business is risky and most resource exploration projects will not become oil and gas producers.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issue of shares from the treasury to investors.  These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a Company’s track record, and the experience of management.

Forward Looking Information

Certain statements contained in the MD&A constitute forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

Overview of Exploration Projects

Mineral Properties: Moly Project – Atlin, British Columbia

In October, 2008 the Company entered into an asset purchase and sale agreement (the “Agreement”) with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell, assign and transfer to the Company an Asset and all the interest in the mineral claims.

Arris owns 22 mineral claims cover approximately 15,000 acres and are located near Gladys Lake molybdenum occurrence (discovered in late 1960s). The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC. The claims are located approximately 30 miles northeast of Atlin, British Columbia in the Atlin mining district for aggregated consideration of US $250,000.

Oil and Gas Properties: Alexander Prospect – Alberta

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

The Company is not the operator of the project.  The main well in the project, the Alexander 6-7-57-1W5 was re-equipped and has begun periodic production.  As the Company did not contribute towards this work, the Company is in a non-participation penalty position.

Convertible Debenture Subscription

On October 31, 2008 the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. in the principal amount of $500,000.  The Debenture carries interest at a rate of 10% per annum and matures on April 30, 2009.  Pursuant to the terms of the Debenture, at any time prior to the maturity date, Arris Resources may, at its sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit of $0.50.  Each Unit consists of one common share of Desert Gold and one common share purchase warrant.  Each Warrant entitles Arris Resources to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issue of such Warrant.

Desert Gold is a publicly traded mineral resource company listed on the TSX-V.

Results of Operations

Year to date (6 months)

For the six months ending June 30, 2009 the Company reported a net loss for the period of $251,715 ($0.02 per share) as compared to a net loss of $59,975 ($0.01 per share) for the same period in 2008.  The change was mainly due to increase in management and administrative fees, rent and research and property cost and granting of 1,250,000 stock purchase options.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue $	Income (Loss) $	Income (Loss) per share $
June 30,2009	Nil	(211,395)	(0.02)
March 31, 2009	Nil	(40,319)	(0.00)
December 31, 2008	Nil	(305,762)	(0.00)
September 30, 2008	Nil	(51,256)	(0.00)
June 30, 2008	Nil	(61,428)	0.00
March 31, 2008	Nil	1,453	0.00
December 31, 2007	Nil	(23,333)	(0.00)
September 30, 2007	Nil	(13,583)	(0.00)
June 30, 2007	Nil	22,206	0.00

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company recorded $146,288 as stock-based compensation in the quarter ending June 30, 2009.

Liquidity

Financing of operations is achieved primarily by issuing share capital.  On April 20, 2009, the Company completed a private placement offering of 2,500,000 units at a subscription price of US$0.10 per unit to eligible investors for total net proceeds of $271,425 (US$225,000).  Each unit consists of one share of common stock and one warrant, whereby each warrant entitles the holder to purchase one additional share of common stock at a pre-determined price of $0.16 (US$0.13) on or before April 20, 2011.  At June 30, 2009, the Company had $236,695 in cash and cash equivalents and $345,000 in short term investment.

Arris’ investing activities revolve around developing its properties.  The Company did not spend any money on the development of its Alexander prospect and Moly project during the quarter.

Capital Resources

The Company’s primary capital assets are resource property assets.  The Company capitalizes all costs related to its properties until those properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next quarter.

The Company does not anticipate the payment of dividends in the future.

Transactions with Related Parties

a)

For the six months ending March 31, 2009, Company paid $35,000 in management and administrative fees and $35,000 in rental expenses.

b)

During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president. The balance remained outstanding on June 30, 2009.

Proposed Transactions

Subject to approval of the Canadian National Stock Exchange, the Company will transfer to InCana Investments Inc., a wholly-owned subsidiary of the Company, $100,000 and all of the Company's interest in and to the single family residential zoned property located in Surrey, British Columbia, approximately thirty-five kilometers from Vancouver, British Columbia, in exchange for 15,043,372 common shares of InCana (the "InCana Common Shares"), which will be distributed to the Company’s shareholders as at the close of business on July 6, 2009, being the Share Distribution Record Date.  Upon closing of the Arrangement, each of the Company’s shareholders, as of the Share Distribution Record Date, will receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the InCana Common Shares to be distributed under the Arrangement for each currently held share of the Company.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2008.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, and useful lives for depreciation and amortization.  Financial results as determined by actual events could differ from those estimates.

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1).  Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.  The Company has adopted this standard.

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.  The Company has expanded its disclosures to incorporate the additional requirements.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009.  The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.

Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The Company does not expect that the adoption of this new Section will have a material impact on its financial statements.  This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

ii.

Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

iii.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Share Data

The authorized capital of the Company consists of unlimited common shares. During the quarter ended June 30, 2009, the Company completed a private placement offering of 2,500,000 units at a subscription price of US$0.10 per unit to eligible investors for total net proceeds of $271,425 (US$225,000).  Each unit consists of one share of common stock and one warrant, whereby each warrant entitles the holder to purchase one additional share of common stock at a pre-determined price of $0.16 (US$0.13) on or before April 20, 2011.   As of the date of this report, there are 15,043,372 common shares issued and outstanding.

During the quarter ending June 30, 2009, the Company granted 1,250,000 incentive stock options to various officers, directors and consultants at an exercise price of $0.18 (US$0.15) per share expiring on April 7, 2009, vested immediately upon the date of grant.

Risks and Uncertainties

The Company’s principal activity is oil and gas exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, oil and gas prices, political and economical.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s oil and gas properties currently have reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish reserves.

The property interests the Company has are in the exploration stages only, are without proven reserves of commercial levels of production.  Oil and gas exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into commercially producing wells.  If the Company’s efforts do not result in commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

Subsequent Events

a)

On July 31, 2009, Desert Gold Ventures Inc. repaid in full the $500,000 convertible debenture (note 4a) and short term loan of $25,000 (note 4b) with accrued interest totaling $562,755.

b)

On August 20, 2009, the Company acquired 2,800,000 units of Ona Power Corp. (“Ona”) pursuant to a private placement.  Each unit consists of one common share in the capital stock of Ona and one common share purchase warrant.  Each warrant entitles the Company to acquire one common share of Ona at a price of $0.20 per share for a period of two years.  The 2,800,000 common shares acquired represent approximately 14.90% of the issued and outstanding shares of Ona.

Other

Additional information relating to the Company can be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.